UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

CNPJ/MF No. 76.535.764/0001-43

NIRE 33.3.0029520-8

Publicly-held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Company”), in addition to the Material Fact published on July 20, 2018 with respect to the confirmation of the capital increase made through the Capitalization of Unsecured Credits of Qualified Bondholders (“Capital Increase”), hereby informs its shareholders and the market that due to the confirmation in part of the Capital Increase, the Company will refund the amounts paid to by the subscribers that conditioned their participation in the Capital Increase to the subscription of the maximum amount of shares of the Capital Increase, without interest or monetary restatement, through custodians of such subscribers, on July 25, 2018.

The Company will keep its shareholders and the market informed about the development of the subject matter of this Notice to the Market.

Rio de Janeiro, July 23, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer